Exhibit 99.1

Press release

WiLAN and SENSIO Expand Licensing Partnership

WiLAN becomes exclusive licensor for additional patented SENSIO 3D technologies related namely to Temporal Interpolation

OTTAWA, Canada and MONTREAL, Canada– December 1, 2014 – WiLAN (TSX:WIN) (NASD:WILN) and SENSIO Technologies Inc. (“SENSIO”) (TSX.V:SIO) have entered into a new multi-year licensing partnership agreement.

This new agreement builds on the previous agreement signed in 2012. The previous agreement with WiLAN resulted in certain SENSIO patents being licensed to major TV manufacturers Sony and Panasonic. The new agreement grants WiLAN all rights to license a number of additional SENSIO patents related to 3D technologies for digital displays including SENSIO® S2D Switch technology and technology related to temporal interpolation.

Net revenues generated from licensing of the patents under the new agreement will be shared between SENSIO and WiLAN. All other terms of the agreement are confidential.

“We are very happy to expand our patent licencing partnership with WiLAN”, said Nicholas Routhier, President & CEO, SENSIO. “We were looking at growing our patent licencing activities, especially pursuant to the recent granting of the temporal interpolation patents. With the great relationship and positive results of our first patent licencing agreement with WiLAN, today’s new agreement was the only natural conclusion to our endeavour. We are extremely positive with WiLAN’s ability to maximize the value of our assets and generate value for our shareholders.”

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks. Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes. For more information: www.wilan.com.

About SENSIO

Founded in 1999, SENSIO Technologies Inc. (www.sensio.tv) is a pioneer in the 3D industry. Its vision, expertise and state-of-the-art solutions, based on diversified stereoscopic image-processing technologies, have been trusted by some of the biggest names in the broadcasting and consumer electronics sectors, as well as for live 3D events in cinemas, to power numerous industry firsts, initiate new business models and generate immediate revenue with a distinctive 3D offering. SENSIO enables its clients to deliver the best possible 3D experience for the end-user through a broad portfolio of licensed products, based on quality, content, usability and compatibility. These include its flagship, award-winning technology, SENSIO® Hi-Fi 3D, the premium-quality frame-compatible format. SENSIO’s technologies are the object of patents and intellectual property protection proceedings worldwide. SENSIO is listed on the Toronto TSX Venture Exchange (SIO).

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Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “multi-year licensing partnership”, “all rights to license”, “net revenues generated”, “will be shared” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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